NITRO HOLDINGS, INC.
425 Huehl Rd, Suite 4B
Northbrook, Illinois 60062

Board Meeting:

September 14, 20016

Mr. Nar Ramkissoon
Mr. Alex Shchekin
Joshua Vierling
425 Huehl Rd, Suite 4B
Northbrook, Illinois 60062

Re: NITRO HOLDINGS, INC. (a/k/a NITRO) Special Meeting

Dear Gentlemen:

Please take notice of a Special Meeting of the Board of directors being called by Board President, Nar Ramkissoon, pursuant to NITRO By-laws, ARTICLE II, Section 2.03. Said meeting will be held at 425 Huehl Rd, Suite 4B, Northbrook, Illinois 60062, on Wednesday, September 14, 2016 at 4:00 p.m.

The purpose of the meeting is as follows:

1-   To issue and allocate the proper numbers of shares to the current shareholders.
2-   To appoint the current board of directors.
3-   To authorize filing form 1-A with the SEC.

Pursuant to the aforesaid bylaws the board as adopted the following:

1- The board has unanimously agreed to issue the following share allocation:

On September 14, 2016 the Company issued 4,200,000 of its authorized common stock to Nar Ramkissoon.

On September 14, 2016 the Company issued 5,500,000 of its authorized common stock to Alex Shchekin.

On September 14, 2016 the Company issued 6,300,000 of its authorized common stock to Joshua Vierling.

On September 14, 2016 the Company issued 2000,000 of its authorized common stock to Dmitriy Kotkin.

On September 14. 2016 the Company issued 2,000,000 of its authorized common stock to the other shareholders.

2- NITRO HOLDINGS, INC has unanimously agreed to appoint the following board of directors:

1- Nar Ramkissoon	Chief Executive Officer
2- Alex Shchekin	Chief Information Officer
3- Joshua Vierling	Chief Marketing Officer
4- Dmitriy Kotkin	Chief Technology Officer

Chair, Nar Ramkissoon, agreed.



Meeting adjourned at 4:30 p.m.
Minutes submitted by Secretary, Alex Shchekin

A Shchekin

Yours truly,

Nar Ramkissoon
By:/s/ Nar Ramkissoon
CEO/CO-Founder